Filed Pursuant to Rule 433
Registration No. 333-204165

American International Group, Inc.

€1,000,000,000

1.875% NOTES DUE 2027

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	1.875% Notes Due 2027

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+ (stable/negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	June 12, 2017

Settlement Date:	June 21, 2017 (T + 7)

Maturity Date:	June 21, 2027

Mid Swaps Yield:	0.755%

Spread to Mid Swaps:	115 basis points

Specified Currency:	Euro

Principal Amount:	€1,000,000,000

Price to Public:	99.729% of principal amount

Gross Underwriting Discount:	0.450%

Net Proceeds to Issuer Before Expenses:	€992,790,000

Spread to Benchmark Bund:	+ 164.6 basis points

Benchmark Bund:	0.250% due February 15, 2027

Benchmark Bund Price / Yield:	€99.915 / 0.259%

Coupon:	1.875%

Yield to Maturity:	1.905%

Interest Payment Dates:	Annually on June 21 of each year, commencing June 21, 2018

Record Date:	Close of the business day (on which each of Euroclear S.A./N.V. and Clearstream S.A. is open for business) prior to the Interest Payment Date

Business Day Center(s):	London, New York, TARGET

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000, with increments of €1,000 thereafter

Early Redemption:	Make-whole redemption at any time prior to March 21, 2027 at a discount rate of Bund + 25 basis points. Par redemption at any time on or after March 21, 2027. Par redemption at any time in the event of certain developments affecting U.S. taxation, as described in the prospectus supplement under “Description of the Notes — Early Redemption”.

Expected Listing:	Global Exchange Market of the Irish Stock Exchange

ISIN / Common Code:	XS1627602201 / 162760220

Stabilizing Manager:	Barclays Bank PLC

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas Citigroup Global Markets Limited HSBC Bank plc NatWest Markets** UniCredit Bank AG

Co-Managers:	ANZ Securities, Inc. Banco Bilbao Vizcaya Argentaria, S.A. MUFG Securities EMEA plc National Australia Bank Limited Natixis Standard Chartered Bank

Governing Law:	New York

Form of Note:	Global Note (€1,000,000,000 principal amount) registered in the name of a nominee for Euroclear S.A./N.V. as common safekeeper.

New Safekeeping Structure:	Applicable

Intended to be held in a manner which would allow Eurosystem eligibility:

Yes

Note that the designation “yes” simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper (and registered in the name of a nominee of one of the ICSDs acting as common safekeeper) and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Note: NatWest Markets is a marketing name of The Royal Bank of Scotland plc.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847, BNP Paribas toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146 or HSBC Bank plc toll-free at 1-866-811-8049.